17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

September 29, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Paul Fischer, Attorney-advisor

Ivette Leon, Assistant Chief Accountant

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2014 (the “2014 20-F”)
Filed April 24, 2015
File No. 001-33765

Dear Mr. Spirgel, Mr. Fischer, Ms. Leon and Ms. Adams:

The Company has received the letter (the “Letter”) dated September 21, 2015 from the staff of the Securities and Exchange Commission regarding the 2014 20-F. The Company would like to request an extension to the deadline for responding to the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than October 31, 2015.

If you have any additional questions or comments regarding the 2014 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, by phone at (852) 3740-4863 or via e-mail at julie.gao@skadden.com. Thank you very much.

Very truly yours,

/s/ Richard Wu

Richard Wu
Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP